Exhibit 99.1

BiondVax reports successful results in preclinical in vivo study of its innovative inhaled COVID-19 NanoAb therapy

•	Hamsters infected with SARS-COV-2 and then treated with inhaled anti-COVID-19 NanoAbs demonstrated significantly less severe illness and faster recovery in comparison to infected hamsters treated with inhaled placebo
•	BiondVax’s nanosized antibodies (NanoAbs) are being formulated as a convenient self-administered, at-home, inhaled COVID-19 therapy
•	First-in-human Phase 1/2a clinical trial planned for 2023
•	The COVID-19 therapy is BiondVax’s first in a new pipeline of innovative alpaca-derived NanoAb therapies addressing diseases with large underserved medical needs and attractive commercial opportunities such as psoriasis and asthma

Jerusalem, Israel – November 29, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) (“BiondVax”), a biotechnology company focused on developing, manufacturing and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, announced today statistically significant (p<0.001) efficacy results in a preclinical in vivo proof-of-concept study of its innovative inhaled nanosized antibody (NanoAb) COVID-19 therapy.

Study design: Using an industry-standard animal model for COVID-19 therapeutics and vaccines, the study compared weight loss in two groups of hamsters after infection with SARS-COV-2. The first (experimental) group was treated with BiondVax’s anti-COVID-19 NanoAb, administered via inhalation, starting one day after being infected, while the second (control) group was treated in the same manner but with saline serving as a placebo. The study was conducted by two world renowned institutions: The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo), Germany.

Results: Compared to their weight immediately prior to infection, the control group’s weight declined on average 12.01%, while the weight of the experimental group, which was administered BiondVax’s NanoAb through inhalation, declined on average only 3.80%, a highly statistically significant result (p<0.001).

The successful result was further supported by eight other tracked parameters, including heart rate and social behaviors, that indicated the group treated with inhaled NanoAbs experienced a milder and shorter illness.

NanoAb as mAb biobetter: As part of a strategic research collaboration with the Max Planck Institute for Multidisciplinary Sciences (MPG) and the University Medical Center Göttingen (UMG), BiondVax is developing a pipeline of innovative alpaca-derived nanosized antibody (NanoAb) therapies addressing diseases with large underserved medical needs and attractive commercial opportunities, such as COVID-19, asthma, psoriasis, psoriatic arthritis, and macular degeneration. While these diseases are currently treated with conventional monoclonal antibodies (mAbs) which generate billions of dollars in annual commercial sales, NanoAbs exhibit the potential to capture significant market share as biobetters. In particular, NanoAbs exhibit strong potential for superior patient convenience, safety, and clinical outcomes, at lower costs. For example, as demonstrated by this preclinical study, BiondVax’s NanoAb is efficacious when administered through inhalation rather than by injection as with currently available COVID-19 monoclonal antibody therapies.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

“We are excited that the study results confirm the inhalation concept of our exclusively licensed NanoAb as a therapy for COVID-19 illness,” said BiondVax’s Chief Science Officer (CSO), Dr. Tamar Ben-Yedidia PhD. “Following these promising results, we intend to continue the study early next year by testing additional dose levels of the inhaled NanoAb therapy and as a prophylactic (preventive) treatment. Results of the trial will inform design of the first-in-human clinical trial of the inhaled NanoAb COVID-19 therapy, which is planned for late 2023.”

Ben-Yedidia concluded, “On behalf of BiondVax’s team, I would like to thank the teams at Fraunhofer ITEM and TiHo for their professionalism in conducting this ongoing trial, and also our research partners Professor Dr. Dirk Görlich of the Max Planck Institute for Multidisciplinary Sciences (MPG) and Professor Dr. Matthias Dobbelstein of the University Medical Center Göttingen and their teams for the ongoing collaboration.”

Mr. Amir Reichman, BiondVax’s CEO, added, “Recent papers have highlighted the limitations of existing therapeutics, in particular Paxlovid (Pfizer) in at-risk populations, the absence of monoclonal antibodies that are highly effective against Omicron, and the need for new improved treatments to prevent severe disease. On top of that, there is a decrease in uptake of COVID-19 vaccinations and boosters. We believe our inhaled NanoAb therapeutic can serve this unmet need with a patient-friendly route of administration directly to the original source of infection.”

Next steps: This preclinical trial will continue in January 2023 with additional arms testing lower therapeutic doses and a prophylactic dose of the inhaled COVID-19 NanoAb. As well, the amount of live SARS-COV-2 virus in the lungs following treatment will be assessed in each of the study groups. The study will also evaluate safety parameters. Results of the dosing study will inform design of future clinical studies of BiondVax’s anti-COVID-19 inhaled NanoAb. In 2023, BiondVax will conduct a pre-clinical toxicity study as required by regulatory authorities for approval of human clinical trials. The Company will also scale-up its manufacturing processes to produce, at its GMP manufacturing site in Jerusalem, the NanoAbs for the first-in-human Phase 1/2a clinical trial in patients which is planned for Q4 2023.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, BiondVax has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk of a delay in proof-of-concept studies and the commencement of clinical trials for NanoAbs, if any; the risk that the company may not raise capital on acceptable terms or at all, the risk that the company will not submit a compliance plan acceptable to Nasdaq, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk that clinical trials relating to NanoAbs will fail in whole or in part; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com